PILLSBURY WINTHROP LLP

2475 HANOVER STREET

PALO ALTO, CALIFORNIA 94304

November 3, 2004

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0406

Mail Stop 4-6

Attn:	Ms. Peggy Fisher

Re:	PortalPlayer, Inc. - Registration Statement on Form S-1 (File No. 333-117900)

Ladies and Gentlemen:

On behalf of PortalPlayer, Inc. (the “Registrant”), set forth below are the Registrant’s responses to the letter dated November 2, 2004, received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The number of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff. We note that the revisions made in response to the Staff’s comments have been reflected in Amendment No. 5 to the above-referenced registration statement (the “Registration Statement”) filed on November 2, 2004. Marked copies of Amendment No. 5 to the Registration Statement have been provided supplementally for the convenience of the Staff.

Responses to Letter Dated November 2, 2004

General

1.	Please include an updated and signed consent from your independent auditors. In addition, the draft language should be removed from the Report of Independent Registered Public Accounting Firm on page F-2. We note that your auditors will provide the consent after your shareholders approve the 1 for 3 reverse stock split.

Response: Noted.

Executive Compensation–Pages 61 to 65

2.	Disclose the option exercise price for the options granted to Mr. Sanquini referenced in footnote 2 to the Summary Compensation Table. Also disclose the amount paid to him pursuant to the consulting agreement during 2003.

Response: The requested disclosure has been added.

Securities and Exchange Commission

November 3, 2004

3.	Disclose the bonus award and warrant grant discussed at the bottom of page F 19, including the warrant exercise price for the 133,000 shares.

Response: The requested disclosure has been added.

Principal Stockholders – Pages 69 to 71

4.	Disclose the exercise price for the warrant granted to Mr. Johnson referenced in footnote 7 to the Beneficial Ownership Table. Also reference the warrant in the Description of Capital Stock and Recent Sales of Unregistered Securities section of the registration statement, and expand your disclosure in the Dilution section to include the further dilution to new investors assuming exercise the warrant.

Response: The requested disclosure has been added.

* * *

Questions or comments regarding any matters with respect to the Registration Statement may be directed to the undersigned at (650) 233-4564. Comments can also be sent via facsimile at (650) 233-4545.

Very truly yours,

/s/    Davina K. Kaile

Davina K. Kaile

cc:	Mr. Adélaja Heyliger

Ms. Kristin Brooks

Mr. Gary Johnson

Mr. Svend-Olav Carlsen

Ms. Melinda Litherland

Mr. John D. Wilson